Exhibit (a) 1.7

RUSSELL INVESTMENT COMPANY

AMENDMENT TO SECOND AMENDED AND RESATED

MASTER TRUST AGREEMENT

Regarding Designation of Sub-Trust

AMENDMENT NO. [    ] to the Second Amended and Restated Master Trust Agreement dated October 1, 2008 (referred to herein as the “Agreement”), done this [    ] day of [    ], 2010, by the Trustees under such Agreement.

WITNESSETH:

WHEREAS, Section 4.1 of the Agreement provides the Trustees shall have exclusive power without the requirement of shareholder approval to establish and designate such separate and distinct Sub-Trusts, and to fix and determine the relative rights and preferences as between the shares of the separate Sub-Trusts; and

WHEREAS, Section 4.1 of the Agreement authorizes the Trustees to establish and designate Sub-Trusts and classes thereof; and

WHEREAS, Section 4.2 of the Agreement provides that the Trustees may fix and determine certain relative rights and preferences of the shares of the Sub-Trusts in accordance with the provisions of such Section 4.2; and

WHEREAS, the Trustees wish to establish and designate an additional Sub-Trust and classes of shares of interest in such Sub-Trust, and fix and determine certain relative rights and obligations of the shares of said classes of such Sub-Trust; and

WHEREAS, Section 4.1 of the Agreement provides that a Trustee may act for such purpose without shareholder approval.

NOW, THEREFORE, the Trustees hereby establish and designate the following sub-trust and authorize the designation of classes of shares.

Section 4.2 Establishment and Designation of Sub-Trust and Classes.

Without limiting the authority of the Trustees set forth in Section 4.1 of the Agreement to establish and designate any further Sub-Trusts, and without affecting the rights and preferences of any existing Sub-Trust or class of any existing Sub-Trust, the Trustees hereby establish and designate an additional Sub-Trust designated as the 2055 Strategy Fund.

Exhibit (a) 1.7

The Shares of the Sub-Trust shall be designated as follows:

Sub-Trust	Classes
2055 Strategy Fund	R1, R2, and R3

The Sub-Trust shall have all the relative rights and preferences granted by the Agreement to the existing Sub-Trusts including those listed in Section 4.2 of the Agreement.

In furtherance thereof, the Trustees direct that the new Shares shall have all the relative rights and preferences set forth in Section 4.2 of the Agreement, shall represent an equal proportionate interest in the underlying assets and liabilities of that Sub-Trust, and shall generally have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, obligations, qualifications and terms and conditions as all other Shares of such Sub-Trust, except as set forth in the Agreement.

Exhibit (a) 1.7

IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals for themselves and their assigns, as of the day and year first above written. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.

Thaddas L. Alston	Kristianne Blake

Sandra Cavanaugh	Daniel P. Connealy

Jonathan Fine	Raymon P. Tennison

Jack R. Thompson	Julie W. Weston